September  6, 2013

Via EDGAR (Correspondence)

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Empresa Nacional de Electricidad S.A. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed March 21, 2013 File No. 001-13240

Dear Ms. Ransom:

By letter dated August 29, 2013, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”) of Empresa Nacional de Electricidad S.A. (the “Company”).  The Company’s responses to the Staff’s comments and supplemental information are set forth below. The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in that same order.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4.  Information on the Company, page 22

D.  Property, Plants and Equipment, page 79

1.
Please disclose an estimate of the amount of expenditures, including the amount of expenditures already paid and a description of the method of financing for your Projects under Construction and Projects under Development.  To the extent known, please also disclose the estimated dates of start and completion for each of the projects that you discuss.  Please refer to Item 4.D of Form 20-F.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows with respect to the estimated expenditures and start and completion dates for each project and will include in Item 4.D. of its future filings on Form 20-F substantially similar information.

(The total investment of each project described below was translated into Chilean pesos at the exchange rate of Ch$ 479.96 per U.S. dollar , the Observed Exchanged Rate for December 31, 2012).

Projects under Construction

Colombia. El Quimbo Hydroelectric Project. The construction began in December 2010 and completion is expected by April 2015 (see “Item 4. Information on the Company — A. History and Development of the Company — Investment currently in progress.”).  This project is being financed primarily with external sources, through local and international bond issuances.  The estimated total investment is Ch$ 570,660 million, of which Ch$  252,053 million was accrued as of December 31, 2012.

Colombia. Salaco Hydroelectric Project.  Construction began in February 2013 and is expected to be completed in 2015.  This project is expected to be financed primarily with internally generated funds.  The estimated total investment is Ch$ 17,604 million.  As of December 31, 2012, no amounts were accrued.

Projects under Development

Chile. Los Cóndores Hydroelectric Project.  Construction is expected to start during the fourth quarter of 2013 and completion is estimated for 2018.  This project is being financed primarily with internally generated funds.  The estimated total investment is Ch$ 383,417 million, of which Ch$16,315 million was accrued as of December 31, 2012.

Chile. Neltume Hydroelectric Project. Construction is expected to start during the fourth quarter of 2014 and completion is expected for the fourth quarter of 2019.  This project is being financed primarily with internally generated funds.  The estimated total investment is Ch$  526,389 million, of which Ch$ 21,343 million was accrued as of December 31, 2012.

Chile. HidroAysén Hydroelectric Project.  As of May 2011, estimated investment for the Company’s 51% participation in HidroAysén had been in the range of US$ 2,700 to US$ 3,200 million.  However, the Company is not able to estimate future capital expenditures or an expected start-up date because claims presented by the Company and opponents of the project regarding the Environmental Impact Assessment, which have been pending before a committee of public cabinet ministers since 2011, have not been fully resolved.  The project is expected to be financed through internally generated funds and, if needed, external financing.  As of December 31, 2012, the Company had paid Ch$ 78,138 million out of internally generated resources.

Chile.  Punta Alcalde Power Plant.  Construction is expected to start during the fourth quarter of 2017 and completion is estimated for 2022.  This project is being financed primarily with internally generated funds.  The estimated total investment is Ch$ 620,018 million, of which Ch$ 10,346 million was accrued as of December 31, 2012.

Chile.  Renaico Wind Farm.  Construction is expected to start during the second half of 2013 and completion is expected by the end of 2014.  This project is being financed primarily with internally generated funds.  The estimated total investment is Ch$ 114,666 million, of which Ch$ 2,375 million was accrued as of December 31, 2012.

Peru.  Curibamba Hydroelectric Project.  Construction is expected to start during the second half of 2014 and completion is expected by 2019.  This project is being financed primarily with internally generated funds.  The estimated total investment is Ch$ 234,778 million, of which Ch$ 7,395 million was accrued as of December 31, 2012.

Item 5.  Operating and Financial Review and Prospects, page 87

A.  Operating Results, page 87

a.  Hydrological Conditions, page 87

2.
Please provide additional disclosure regarding the impact of the unusual hydrological behavior to which you refer in the second paragraph of this section and quantify, to the extent practicable, the decrease in operating margin attributable to such hydrological conditions.  In this regard, we note that the operating margin in Chile has declined from 37.8% in fiscal 2010 to 15.7% in fiscal 2012.  Please refer to Item 5.A of Form 20-F.

Response:

In response to the Staff's comment, the Company supplementally advises the Staff as follows with respect to the trends in operating margin between 2010 and 2012:

As a consequence of the prolonged drought, Chilean operating margins decreased from 37.8% in 2010 to 15.7% in 2012, mainly explained by the increase in operating expenses, which represented 48.8% of 2010 revenues and 65.7% of 2012 revenues.  Operating expenses increased by 14.6% in 2012 compared to 2010 as a result of lower hydroelectric generation that forced the Company toward thermal generation, with more costly LNG and coal.  This led to a 26.7% increase in fuel consumption costs of Ch$ 85.2 billion in 2012, and to the purchase of energy in the spot market, with higher purchase costs of Ch$ 77.7 billion, or 55.7%.  These higher costs were partially offset by lower transportation costs and lower other operating expenses.

To a lesser extent, the decline in operating margin is also due to an increase in depreciation and amortization expenses, which increased by Ch$ 22.8 billion, or 26.1%, associated primarily with the commissioning of our Bocamina II coal-fired plant in October 2012 and represented 9.5% of the revenues in 2012 compared to 6.4% in 2010.

These variations in the operating income and therefore, in the operating margin, occurred mainly between 2011 and 2012 as can be noted in the following table:

	Year ended December 31,
Chile	2012	2011	2010
Operating income (millions of Ch$)	182,431	405,235	516,650
Operating margin (%)	15.7%	31.7%	37.8%

B.  Liquidity and Capital Resources, page 101

3.
Please provide disclosure regarding the reason(s) for the decrease in cash provided by operating activities in fiscal 2012 as compared to fiscal 2011, including the amount(s) received from your Chilean and foreign subsidiaries and the reason(s) for any variance in dividends received from your subsidiaries in fiscal 2012 as compared to fiscal 2011.  Please refer to Item 5.B.1.b of Form 20-F.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows and will include in Item 5.B of its future filings on Form 20-F substantially similar information:

For the year ended December 31, 2012, cash provided by operating activities was Ch$ 554 billion, a decrease of Ch$ 131 billion, or 19.1% compared to  2011, primarily as a consequence of an increase in payments to suppliers for goods and services of Ch$ 120 billion, mainly in Chile and Peru, a Ch$ 34 billion increase in payments to and on behalf of employees, mainly in Chile and Argentina, and an increase in other outflows of cash of Ch$ 88 billion, all of which were partially offset by the increase in collections from the sale of goods and services of Ch$ 53 billion and an increase in other collections from operating activities of Ch$ 55 billion (see Item 18, page F-16, “Consolidated Statements of Direct Cash Flow from (used in) operating activities for the years ending December 31, 2012, 2011 and 2010”).

With respect to the second part of the Staff’s comment concerning the reason for variances in dividends received by the Company from subsidiaries and any potential legal or economic restrictions on dividends from subsidiaries, as required by Item 5.B.1.b of Form 20-F, the Company notes that the required disclosure is already contained in various sections of the 2012 Form 20-F discussed further below.  By way of a summary explanation, the Company notes that:

Dividends received from our subsidiaries, which are eliminated in our financial statements as a result of consolidation, are an important source of funds for us.  These distributions from our subsidiaries depend on their operating results (see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – 2. Results of Operations for the Years ended December 31, 2012 and December 31, 2011) and could be subject to: (i) certain legal restrictions imposed by local authorities in the form of legal reserve requirements or foreign currency controls; (ii) certain credit agreement contractual constraints (for example, Endesa Costanera, El Chocón, and Endesa Fortaleza may not pay dividends unless they comply with certain financial covenants); and, (iii) self imposed restrictions (for example, in 2012, the shareholders of Endesa Brasil approved the legal minimum dividend payout of 25% of net income).  The temporary change in dividend payout in Brazil is primarily responsible for a reduction of 89% in dividends received from equity affiliates, from Ch$ 100.1 billion in 2011 to Ch$ 10.9 billion in 2012.

The Company also notes that information regarding restrictions on the ability of subsidiaries to transfer funds to the Company in the form of dividends is already included in the followings sections of the 2012 Form 20-F: (i) “Item 3. Key Information — D. Risk Factors – “We depend in part on payments from our subsidiaries, jointly-controller entities and associates to meet our payment obligations” on page 18; (ii) “Item 5. Operating and Financial Review and Prospects — B. Liquidity & Capital Resources” on page 105; and (iii) “Item 8. Financial Information — Dividend Policy” on page 121.

Even though cash provided by operating activities decreased by 19.1% in 2012 and there are some restrictions to the distributions of dividends from certain subsidiaries to the Company, the funds obtained by the Company over the last few years remain at levels, which in conjunction with broad access to the capital markets, permit the Company to meet all its cash obligations.

4.
We note your disclosure on page 105 that fact that Endesa Costanera is currently in default under the terms of a supplier agreement with Mitsubishi Corporation.  Please briefly describe the impact on Endesa Costanera, and any resulting impact on you, if Mitsubishi declares the outstanding debt due and payable.

Response:

In response to the Staff’s comment, we supplementally advise the Staff as follows and will include in Item 5.B. of its future filings on Form 20-F substantially similar information:

If Mitsubishi Corporation were to declare the supplier credit with Endesa Costanera for an aggregate principal amount of US$ 141 million due and payable, Endesa Costanera would be required to enter into bankruptcy proceedings.  We believe that any such bankruptcy proceedings would have no material effect on us.  Defaults and cross defaults at the Endesa Costanera level do not trigger cross default provisions under our indebtedness.  (See Note 31.5 a) to our Consolidated Financial Statements and “Item 4. Information on the Company. — B. Business Overview.  Electricity Industry Regulatory Framework. — Argentina. —Regulatory Developments: the industry after the Public Emergency Law.”)

*  *  *  *

In addition, as requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call Mr. Fernando Gardeweg, Chief Financial Officer, at +562 2353 4639, or e-mail him at frg@endesa.cl.

Yours sincerely,
/s/ Fernando Gardeweg
Fernando Gardeweg Chief Financial Officer

cc:	Mr. J. Allen Miller, Esquire (Chadbourne & Parke)

Mr. Sey-Hyo Lee, Esquire (Chadbourne & Parke)
Mr. Cristián Bastián (KPMG)
Mr. Joaquín Galindo, Chief Executive Officer
Mr. Maurilio Salgado, Accounting Manager
Mr. Nicolás Billikopf, Enersis’ Capital Markets & Compliance Director